EXHIBIT 99.4

CONSENT OF DIRECTOR-NOMINEE

This Consent of Director-Nominee is delivered in connection with the registration statement on Form S-4 of LecTec Corporation filed with the Securities Exchange Commission on July 6, 2011 (as it may be amended from time to time, the “Registration Statement”) for the registration under the Securities Act of 1933, as amended, of shares of common stock issuable in connection with the acquisition of Axogen Corporation.

The undersigned consents to (a) the references made to the undersigned in the Registration Statement and related proxy statement/prospectus as having consented to serve as a director of LecTec Corporation effective immediately after the completion of the merger contemplated by the Registration Statement and such proxy statement/prospectus and (b) the inclusion of certain biographical information regarding the undersigned in the Registration Statement and related proxy statement/prospectus.

June 26, 2011	/s/ Jamie M. Grooms
Jamie Grooms